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Corporate Communications /
Investor Relations

Date	March 1, 2005
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed a press release dated March 1, 2005:

VNU'S NIELSEN MEDIA RESEARCH INTERNATIONAL SUCCESSFULLY CLOSES JOINT VENTURE DEAL WITH AGB GROUP

With kind regards,
VNU bv

Rob de Meel
Senior Vice President

dlw 3/30

Press release

ADR file number 82-2876

Date March 1, 2005

VNU'S NIELSEN MEDIA RESEARCH INTERNATIONAL SUCCESSFULLY CLOSES JOINT VENTURE DEAL WITH AGB GROUP

Haarlem, the Netherlands – VNU, a leading global information and media company, today announced that its subsidiary Nielsen Media Research International, and the AGB Group have successfully closed their joint venture deal. The agreement to form a new joint venture was previously announced by VNU on August 5, 2004.

Under the AGB Nielsen Media Research brand name, the 50/50 joint venture offers television ratings in more than 30 countries, as the deal merges the television audience measurement services of WPP-owned AGB Group with those of Nielsen Media Research International.
The TV ratings services offered by Nielsen in the United States are not part of the transaction.

VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).
VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 36,000 people.
Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange.
For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com